

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2025

Silong Chen
Chief Executive Officer
Dogness (International) Corp
No. 16 N. Dongke Road
Tongsha Industrial Zone
Dongguan, Guangdong 523217

       Re: Dogness (International) Corp
             Draft Registration Statement on Form F-1
             Submitted on July 17, 2025
             CIK 0001707303

Dear Silong Chen:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sarah Sidwell at 202-551-4733 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing

cc: Anthony Basch